August 17, 2007

Mail Stop 6010

Edwin A. Reilly
Chief Executive Officer
Andover Medical, Inc.
510 Turnpike Street, Ste. 204
North Andover, Massachusetts 01845

> **Re: Andover Medical, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed August 1, 2007**
> **File No. 333-142387**

Dear Mr. Reilly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Fee Table

1.   We note your revised disclosure and response to comment 2. As noted in that comment, each share mentioned in the fee table must be related to a selling security holder. Given that your fee table includes two more shares than is allocated to your selling security holders, we therefore reissue comment 2.

Selling Stockholders, page 47

2.   We note your revised disclosure and response to comment 8. Please note that the stockholders referenced in that comment was not an exhaustive list. Given that your revised disclosure did not fully address our concerns, we therefore reissue comment 8.

Payments Made in Connection with the Financing, page 49

3.   We note your disclosure that you may be required to pay the selling shareholders liquidated damages of $493,617 and dividends of $370,231. We also note your disclosure that total possible payments to all selling shareholders are $740,425 in the first year following sale of the units and $863,830 "after the second year." Please provide us with support for the amounts referenced in your disclosure. Include in your response detailed calculations of the total amount of liquidated damages payable and total dollar amount of dividends payable. Also include your calculations of the total possible payments to the selling shareholders.

Comparison of Company Proceeds . . ., page 53

4.   Please refer to comment 10 in our letter dated May 23, 2007 and revise your table in accordance with the following guidance:

   • "Gross Proceeds from the Financing" should include all amounts received in connection with the sale of the units and all amounts to be received upon exercise of the warrants. You may deduct from this amount gross proceeds received from shareholders who are not registering shares for resale.
   • "Less Payments Made or Required to be Made . . ." should include the total amount you disclosed in response to comment 10 in our letter dated July 13, 2007.
   • The amount of "Total Possible Profit to Selling Stockholders" should be determined by referring to comments 8 and 9 in our letter dated May 23, 2007, as revised to reflect the removal of selling stockholders.

5.   We note that your first amendment to this registration statement registered approximately 41.1 million shares for resale and identified on page 53 gross proceeds of $4,612,492. We also note that this amendment registers 27.5 million shares for resale and reports gross proceeds of $2,279,392. Please explain to us how reducing the amount of shares registered by one-third resulted in your gross proceeds being reduced by more than one-half.

Total of Possible Payments . . ., page 53

6.   Please refer to comment 4 above and revise the disclosure and calculations in this section.

Item 26. Recent Sales of Unregistered Securities

7.   We note your disclosure on page II-3 that you sold an aggregate of 113.256 units at $50,000 per unit plus accrued interest of approximately $50,000. Please

reconcile this disclosure with your response to comment 19 in our letter dated May 23, 2007 and your response to comment 11 in our letter dated July 13, 2007.

Forms 8-K filed July 17 and July 18, 2007

8.   Please explain to us why neither Form 8-K/A filed on July 17, 2007, was signed, as required by General Instruction E to that form. As a related matter, please confirm to us your understanding of the effect your late Form 8-K filing on July 18, 2007 has on your ability to use Form S-3.

Consolidated Financial Statements, page F-1

General

9.   Please update the financial statements in the registration statement as required by Item 310(g) of Regulation S-B.

10.   Please include updated accountants consents with any amendments to the filing.

Unaudited Financial Statements as of March 31, 2007, page F-2

11.   We reference your response to our prior comment 16. We re-issue our comment to provide a consolidated statement of shareholders' equity (deficit) for the interim period or clearly disclose the significant changes in shareholders' equity in the interim financial statements. This should also be included in any updated financial statements.

Note 4 – Stockholders' Equity, page F-7

12.   Please tell us why the dividends you recorded of $2,237,825 exceeded the amount of the proceeds of $2,133,849. Also, tell us how the dividends to preferred shareholders are considered in the loss allocated to common shareholders for loss per share purposes.

13.   We reference your discussion in the response to our prior comment 16 that the warrants may be exercised for registered or unregistered shares of common stock for cash or under cashless exercise arrangements at the option of the holder. Please tell us the circumstances that you would be required to make a cash payment on the warrants and how you considered the requirements of SFAS 133 and EITF 00-19.

Pro-forma Financial Information, pages F-10 to F-13

14.   The pro forma financial statements required by Item 310(d) of Regulation S-B included on pages F-10 to F-13 and F-31 to F-34 should be moved to a separate section and included with the required Item 310(c) financial statements of the acquired entities and should not be included with the financial statements of the registrant.

15.   The basis of presentation discussion on page F-12 should provide a discussion of the acquisition of Ortho-Medical products.

16.   Revise to separately disclose and discuss each pro forma adjustment as required by Article 11 of Regulation S-X. Several adjustments are combined in the pro forma financial statements and the nature and amount of each adjustment is not clear from the footnotes. For example, you combine adjustments (G), (H) and (I) on page F-10 but we are unable to determine each separate adjustment from your disclosures. There are also several adjustments to additional paid-in capital that appear to be combined. Please separately disclose and discuss each pro forma adjustment. Clearly disclose the basis for each adjustment and how these meet the requirements in Article 11. The footnotes should also distinguish which pro-forma adjustments relate to Rainier Surgical, Inc. and Ortho- Medical Products, Inc.

17.   In addition, for each acquisition, disclose the purchase price allocation, how you valued any non-cash consideration given and how you determined the fair value of the assets and liabilities acquired. Please disclose how you determined that there were no identifiable intangible assets.

18.   Please tell us the nature of the $200,000 adjustment in Note (c) on page F-10. The footnote refers to goodwill and does not explain any adjustment to other long term liabilities.

19.   Please tell us where Note (M) is included on page F-11. Clearly disclose the nature of the adjustments in Notes (N) and (0) on page F-11 and indicate how the elimination of non-recurring expenses in Note (N) meets the requirements of Article 11 of Regulation S-X. The nature, amount and basis for the adjustments in Notes (P) and (Q) should also be clearly disclosed.

20.   Please revise to remove the stock-based compensation line item from the face of your pro forma condensed combined statement of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements.

21.   Please revise to clarify why you have presented EBITDA as a non-GAAP
        measure on page F-13 and indicate whether this measure is used to monitor your
        compliance with debt covenants.

22.   In addition, we also note that the non-GAAP financial measure In Note (S) on
        page F-13 excludes stock based compensation expense. Please tell us your basis
        for excluding stock based compensation expense and how this presentation
        complies with the guidance of Item 10(e) of Regulation S-K. Under Item 10(e),
        registrants are not permitted to adjust a non-GAAP performance measure to
        eliminate or smooth items identified as non-recurring, infrequent or unusual if the
        nature of that item is such that it is reasonably likely to recur within two years or
        there was a similar charge within the prior two years. Please also refer to SAB
        Topic 14G and Questions 8 and 10 included in Frequently Asked Questions
        Regarding the Use of Non-GAAP Measures in June 2003.

Audited Financial Statements as of December 31, 2006

General

23.   We note your response to our prior comment 20. Please revise to file the financial
        statements required by Item 310(c) of Regulation S-B in the Form SB-2
        registration statement. The incorporation by reference in the Exhibits section is
        not allowed by this form. As previously indicated, the pro forma financial
        statements required by Item 310(d) included on pages F-10 to F-13 and F-31 to F-
        34 should be moved to a separate section with the Item 310(c) financial
        statements.

24.   Please tell us the status of your two pending acquisitions and why you believe that
        these are not probable and that you are not required to provide the financial
        statements and pro forma information required by Item 310(c) and (d) of
        Regulation S-B. Tell us about the specific terms in the letters of intent or other
        agreements to acquire these entities. In addition, tell us why these agreements
        have not been filed as exhibits to the registration statement.

25.   The financial statements should clearly disclose the specific terms of your
        registration rights agreements and how you considered the requirements of EITF
        FSP 00-19-2.

Note 1. Organization, page F-19

26.   We note your response to our prior comment 21. Please tell us why the
        disclosures required by SFAS 141 such as the purchase price allocation are not
        applicable under reverse merger treatment.

Note 4. Promissory Notes, page F-24

27.   We note your response to our prior comment 22. Please clarify your accounting
        for the $513,000 discount related to the bridge loan that was converted to Series A
        convertible preferred stock in December 2006. The discount on the notes appears
        to have only decreased from a total of $145,802 to $132, 822 at December 31,
        2006, even though you converted most of these notes by year end. Please tell us
        the basis for your accounting treatment.

Note 5. Stockholders' Equity, page F-24

28.   We note your response to our prior comment 23. The revised disclosure continues
        to make reference to an independently determined share price. While management
        may elect to take full responsibility for valuing the equity instruments, if you
        choose to continue to refer to the expert in any capacity, please revise the filing to
        name the independent valuation expert and include its consent as an exhibit.
        Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

29.   Please tell us why the dividends to your preferred shareholders, relating to the
        BCF and the warrants of $2,389,148, exceed the proceeds of $2,162,265. Also,
        tell us the components of the $2,389,148 fair value, how this was determined and
        how this relates to the $2,832,974 value discussed in Note 5. Please tell us how
        you considered the dividends in the loss allocated to common shareholders for
        loss per share purposes. Support your conclusion in GAAP.

Note 11. Restatement, page F-30

30.   Please revise Note 11 to provide all the disclosures required by SFAS 154 for the
        restatement of the beneficial conversion feature. Please disclose why you believe
        the prior accounting was incorrect and clarify how you interpreted and applied the
        literature in arriving at the revised presentation. Refer to disclosure requirements
        of paragraph 17 in SFAS 154. Also note that MD&A should present clear
        discussion about the impact of, nature of and reasons for restatements. Please
        expand.

Pro-forma Financial Information, pages F-31 to F-34

31.   Please revise to comply with the comments included for the interim pro forma
        information.

Form 10-QSB for the Quarterly Period Ended June 30, 2007

Note 4. Goodwill and Intangible Assets, page 14

32.   Please tell us if there are any identifiable intangible assets recorded in the financial statements as indicated in the last paragraph of Note 4.

Form 8-K/A filed May 4, 2007

Financial Statements: Ortho-Medical Products, Inc.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition

33.   Please expand to more specifically address the revenue generating activities of Ortho-Medical products. Your policy should clearly identify each of the specific products and services offered and the related revenue recognition policy for each of these products and services. Your disclosure should clearly identify how your policies are compliant with the criteria of SAB Topic 13A. In addition, disclose the nature of the Contractual Adjustment and the Unknown Contractual Adjustments and how these amounts are determined. Discuss the accounting treatment for these adjustments and the basis for this treatment.

Accounts Receivable

34.   We note that accounts receivable is approximately 38% of adjusted sales for the year and approximately 76% of total assets at year end. Accounts receivable also increased 60% from last year. Disclose the amount of allowance for doubtful accounts at year end for each period and indicate how the amount was determined. Discuss your customers, the aging of receivables and other trends and considerations in determining the adequacy of the allowance.

Note 5. Deferred Item

35.   Tell us what gave rise to the outstanding indebtedness with CMI and why you recorded this amount in 2003 as deferred income. Clarify the nature and accounting for this item and indicate the reason that it remains on the balance sheet at December 31, 2006.

Pro-forma Financial Information

36.   Please refer to our separate comments on the pro forma information included in the registration statement on Form SB-2.

Form 8-K filed May 11, 2007

Financial Statements: Rainier Surgical, Inc.

Revenue Recognition, page 8

37.   Please expand to more specifically address your revenue recognition policies for each of your products and services. Clarify how third party reimbursement impacts your revenue policies. In addition, clarify what is meant by revenues are recorded at net realizable amounts and indicate how you determined these amounts. Tell us the timing between when you book your revenues and receipt of your payment, at which time adjustments are made to revenue. Please disclose how you determine the estimates for adjustments to revenue and indicate whether these adjustments have been material in the past. Please ensure that your expanded disclosure clearly identifies how your revenue recognition policy complies with SAB Topic 13A.

38.   Tell us why amounts due from customers that are determined to be uncollectible are recognized as an adjustment to net revenues and not in the allowance for doubtful accounts.

39.   Please disclose any significant arrangements with customers, such as post delivery obligations, refund rights, customer acceptance, discounts, bill and hold, etc., and indicate how these impact the amount and timing of revenue recognized. If you provide customers with a product warranty, disclose how you account for that obligation under FIN 45.

40.   We note the disclosure on page 8 that commission revenue was $1,312,831 and $1,191,001 in 2006 and 2005. Expand your revenue recognition footnote to discuss the nature of this revenue and the related accounting treatment.

Pro-forma Financial Information

41.   Please refer to our separate comments on the pro forma information included in the registration statement on Form SB-2.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Elliot H. Lutzker, Phillips Nizer LLP

Edwin A. Reilly
Andover Medical, Inc.
August 17, 2007
Page 10